Exhibit 99.1

PRF Technologies’ DeepSolar Announces its First Commercial
Due Diligence Engagement with EDF Power Solutions Israel,
a Global Leader in Renewable Energy

Agreement Initiates Data-Driven Technical Due Diligence
of an Operational, Utility-Scale Solar Asset in Israel

Tel Aviv – February 18, 2026 — PRF Technologies Ltd. (Nasdaq: PRFX) (“PRF” or the “Company”) (formerly “PainReform”) today announced that its DeepSolar business unit has entered into a solar analytics services agreement with a subsidiary of EDF Group (Electricite’ De France, France’s Electric Company, one of the largest international energy companies), a global leader in renewable energy, relating to an operational, utility-scale solar power plant in Israel. This engagement represents the next phase of Deep Solar’s previously announced strategy and a new commercial revenue opportunity—an important milestone following the recent launch of Smart TDD.

Pursuant to the agreement, DeepSolar has commenced work on a technical due diligence (“TDD”) engagement, including the intake and analysis of historical and operational plant data. The engagement applies DeepSolar’s Smart TDD analytics to support a structured, independent technical review of the solar asset.

The customer for the engagement is a special-purpose company of EDF Power Solutions Israel, the Israeli renewable-energy subsidiary of EDF Group.’ The agreement relates to an operating utility-scale solar plant and involves the application of analytics to assess asset condition and performance using available operational data.

DeepSolar’s Smart TDD service is designed as a repeatable, analytics-driven due diligence solution to support multiple use cases across a solar asset’s lifecycle, including:

•	Commissioning, to verify build quality and confirm compliance with acceptance criteria

•	Warranty expiry, to identify potential hidden defects and claims prior to the end of constructor coverage

•	Underperformance, to diagnose and address the sources of revenue loss

•	Asset acquisition, to provide a clear, fast and independent view of asset condition using historical and operational data

The Smart TDD service applies analytics to plant data to generate structured, transparent outputs that can be reviewed by both technical teams and senior management, supporting disciplined technical and financial decision-making.

“Utility-scale solar assets generate significant volumes of operational data over their lifetime,” said Ehud Geller, Chairman and Interim Chief Executive Officer of PRF Technologies. “DeepSolar’s analytics are designed to help asset owners translate that data into clear, objective insight that supports informed technical due diligence and asset-level decision-making.  Moreover, we believe this engagement illustrates the growing commercial interest in our offering.”

Technical due diligence and analytics services are commonly used by large solar operators to support asset oversight, lifecycle management, and strategic planning. DeepSolar’s Smart TDD applies analytics-driven methodologies to support these activities through structured, independent analysis of operational data.

For more information, please visit: https://tdd.deepsolar.ai/

About DeepSolar

DeepSolar develops advanced digital-asset-management technologies for utility-scale solar plants. Its AI-driven algorithms transform complex operational data into actionable insights—detecting issues, forecasting production, and improving decision-making to maximize asset performance and profitability. DeepSolar is an active participant in the NVIDIA Connect program (#NVIDIAConnect), supporting continued innovation in AI-powered renewable-energy solutions.

About PRF Technologies

PRF Technologies Ltd. (Nasdaq: PRFX) is a company focused on the reformulation of established therapeutics, and a developer of AI-driven energy optimization technologies through its DeepSolar platform. The Company’s pharmaceutical programs leverage a proprietary extended-release drug-delivery system intended to provide prolonged post-surgical pain relief while minimizing the need for repeated dosing and reducing reliance on opioids. Through DeepSolar, PRF also delivers advanced software solutions that enable both consumers and enterprises to monitor, forecast, and optimize energy consumption—particularly in solar-integrated environments. This dual business model reflects PRF’s strategic commitment to applying precision technology across high-impact sectors including healthcare and sustainable energy. For more information, please visit https://prf-tech.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about PRF’s expectations, beliefs and intentions including with respect to statements related to the anticipated scope, timing and potential benefits of DeepSolar’s solar analytics and technical due diligence services and related customer engagements. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern, our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110 OcuRing™-K, LayerBio Inc.’s lead product candidate, and the commercialization of the DeepSolar solution; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110, OcuRing™-K and future product candidates; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; our ability to maintain our listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Dr. Ehud Geller
Chairman and interim Chief Executive Officer
PRF Technologies Ltd
Tel: +972-54-4236711
Email: egeller@medicavp.com